

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

26.07.2006



Dear Sirs,

SUPPL

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC reports audited financial results for 2005'.
2. A press release: 'RBC TV launches new broadcasting studio in Federation Business Complex'.

Sincerely yours, pp. (Maria Sorokina, IR Officer)

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.

Internet: http://www.rbc.ru



RosBusinessConsulting

RBC reports audited financial results for 2005

Moscow, July 25, 2006 - Today, OAO RBC Information Systems (**RTS, MICEX: RBCI**) announced full-year financial results in accordance with IAS, based on the auditor's report prepared by KPMG for the year ended December 31, 2005.

Consolidated key figures[1]

$'000 000	2005	2004	% Change	% of Revenue 2005
Revenue	109.4	76.9	42	-
Gross profit	36.8	25.5	45	34
EBITDA	29.6	19.1	55	27
Net profit	20.8	10.0	107	19

[1]RBC consolidated financial statements for 2005 and preceding years are available at www.rbcinfosystems.com

Total revenue reached $109.4m in 2005, which is 42% percent more as compared to the previous year ($76.9m), based on excellent performances from key advertising products targeting high-income audience and healthy growth in system integration and software programming for domestic clients. RBC has successfully built up a strong presence in the highly specialized media market segments in Russia by providing indispensable news content and data to the business community on the Internet and TV.

Consolidated net profit more than doubled, rising from $10.0m in 2004 to $20.8m in 2005, primarily due to the fact that RBC TV turned bottom-line positive. The company's gross profit reached $36.8m in 2005, which is 45% more as compared to $25.5m in 2004. EBITDA increased 55% from $19.1m in 2004 to $29.6m in the period under review.

Revenue from the media business (excluding RBC TV) was $55.9m in 2005, an increase of 57% from $35.6m reported in the previous year, due to new product launches, price increases, strong brand recognition and the overall strong growth of the Russian media market. Revenue from TV advertising services demonstrated a significant growth of 47% from $16.5m in 2004 to $24.3m last year, driven by a growing volume of advertising and product placement, as advertisers increasingly appreciated the premium target audience offered by the business television channel. IT services delivered $29.3m in 2005, an increase of 17% compared to $25.0m

in the previous year, based on the company's proven track record, in-depth industry knowledge and skilled personnel, as well as bolstered by the growing need within the Russian corporate and government sector for advanced IT products and management information systems. Media Services (including RBC TV) accounted for 73% of total RBC revenue with IT Services bringing 27%.

Outlook for 2006. Based on the solid first quarter results as well as an optimistic macroeconomic forecast and positive anticipations about the media and IT markets in Russia, RBC reiterates its previous outlook for 2006. The company is estimated to generate total revenue of about $170m - $178m. This figure is expected to consist of about $90m - $95m from Media Services (including about $30m - $35m from RBC TV) and around $75m - $80m from IT Services (including approximately $40m - $45m from Helios Computer and ASKO-TBS Consulting).

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369),
e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.



RosBusinessConsulting

RBC TV launches new broadcasting studio in Federation Business Complex

Moscow, July 20, 2006 - RBC TV, a subsidiary of RBC Information Systems (**RTS, MICEX: RBCI**), has entered into a contract for the creation of a new RBC TV broadcasting studio in the Moscow City business center with Mirax City, the customer and developer of the Federation business complex.

RBC TV's new broadcasting studio will cover an area of over 800 square meters. An additional studio will enable the business TV channel to expand its range of programs and launch business talk shows with the participation of Russia's key businessmen. Located in the vicinity of major companies' offices, the new broadcasting studio will allow newsmakers to take a more active part in RBC's televised projects.

The Federation complex, which is under construction now, is designed to become the center of the Moscow City international business center, the highest building in Europe, one of Moscow's most prestigious and impressive business centers, accommodating all the city's major administrative and business resources. The construction project of the Moscow City international business center implies that within a few years to come 15 high-rise office, commercial and hotel complexes are to emerge on the Krasnopresnenskaya Naberezhnaya covering a total area of 60 hectares.

"Reaching a break even point in 2005, and subsequent financial performance allowed RBC TV to make additional investments in the channel's development," RBC TV's General Director Artyom Inutin said. "A new broadcasting studio to be opened in the downtown is part of our plans aiming at enhancing the channel's efficiency and the quality of television content."

"I am pleased that RBC has chosen the Federation business complex for its new broadcasting studio," Sergei Polonsky, President of Mirax, said. "It is well known that major broadcasting studios are housed in landmark buildings, and it is therefore quite natural that RBC is keeping up to date and intends to accommodate its new studio in the Federation complex, which is destined to become the symbol of new Russia."

Investor contact: **Maria Sorokina**
Phone: +7 (495) 363 1111 (ext.2278), e-mail: msorokina@rbc.ru
Web: www.rbcinfosystems.com.